Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
New River Pharmaceuticals Inc.:

We consent to the use of our report dated April 29, 2004, except as to note 3, which is as of August 3, 2004, note 5, which is as of June 30, 2004, and note 12, which is as of May 4, 2004, with respect to the consolidated balance sheets of New River Pharmaceuticals Inc. and subsidiaries as of December 29, 2002 and December 28, 2003, and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for each of the fiscal years ended December 30, 2001, December 29, 2002 and December 28, 2003, incorporated by reference herein.

/s/KPMG LLP

Roanoke, Virginia
December 7, 2004